Filed by New Athletics, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Trikon Technologies, Inc.
Commission File No.: 000-26482

 This filing contains a press release dated June 24, 2005 that relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated March 14, 2005, and amended as of June 23, 2005, by and among Trikon Technologies, Inc., Aviza Technology, Inc., New Athletics, Inc. (“Newco”), Baseball Acquisition Corp. I, a wholly owned subsidiary of Newco, and Baseball Acquisition Corp. II, a wholly owned subsidiary of Newco.

Company Contacts:
Sherrie Gutierrez		Allan Jordan
Aviza Technology, Inc.		The Global Consulting Group
Corporate Marketing Manager		Senior Vice President
Phone:	+1 (831) 439-6382	Phone:	+1 (646) 284-9452
Cell:	+1 (831) 334-1352	Cell:	+1 (917) 881-4845
Fax:	+1 (831) 439-6223	Fax:	+1 (646) 284-9494
sherrie.gutierrez@avizatechnology.com		ajordan@hfgcg.com

Carl Brancher
Trikon Technologies, Inc.
Vice President of Corporate Development
Phone:	+44 16 33 41 41 11
Cell:	+44 79 46 51 64 39
Fax:	+44 87 02 38 63 82
Carl.Brancher@trikon.com

AVIZA TECHNOLOGY, INC. AND TRIKON TECHNOLOGIES, INC. ANNOUNCE THAT NEW
ATHLETICS, INC. HAS FILED A REGISTRATION STATEMENT IN CONNECTION WITH THEIR
PROPOSED CONSOLIDATION THROUGH MERGER

SCOTTS VALLEY, Calif. and NEWPORT, Wales, United Kingdom, June 24, 2005—Aviza Technology, Inc., a global supplier of production-proven thermal process and atomic layer deposition (ALD) systems, and Trikon Technologies, Inc. (NASDAQ: TRKN), a technology leader of plasma etching and deposition systems for the global semiconductor industry, today announced that New Athletics, Inc. has filed with the Securities and Exchange Commission a registration statement on Form S-4 in connection with the proposed consolidation of Aviza and Trikon through merger.  New Athletics has filed the registration statement to register the shares of its common stock issuable to stockholders of Aviza and Trikon in connection with the merger transaction.

Conference Call and Webcast Details

Please join us for a conference call on Monday, July 27, 2005 at 9:00 a.m. Pacific Time/12:00 p.m. Eastern Time/5:00 p.m. UK Time where company executives will review the contents of the registration statement and address questions from the financial analyst and stockholder communities.  To join by phone, please dial 1 (800) 619-3995 or 1 (210) 234-0014, and enter passcode Aviza-Trikon.  The call will also be available to interested listeners via an audio webcast.  To access the webcast, please visit Aviza’s homepage at http://www.avizatechnology.com or Trikon’s homepage at http://www.trikon.com.

A copy of the written proxy statement/prospectus contained in the registration statement meeting the requirements of Section 10 of the Securities Act of 1933, as amended, may be obtained by writing to Aviza Technology, Inc., 440 Kings Village Road, Scotts Valley, California 95066, Attention:  Sherrie Gutierrez, Corporate Marketing Manager, or by writing to Trikon Technologies, Inc., Ringland Way, Newport, South Wales, NP18 2TA U.K., Attention:  Carl Brancher, Vice President of Corporate Development.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

New Athletics has filed with the Securities and Exchange Commission a registration statement and other relevant documents in connection with the proposed merger transaction involving Aviza and Trikon.  Investors and security holders of Trikon are urged to read the proxy statement/prospectus that is contained in the registration statement and the other relevant documents because they contain important information about New Athletics, Aviza and Trikon and the proposed merger transaction.  Investors and security holders of Trikon may obtain free copies of the proxy statement/prospectus and the other relevant documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s website at http://www.sec.gov and may also obtain free copies of the proxy statement/prospectus by writing to Trikon Technologies, Inc., Ringland Way, Newport, South Wales NP18 2TA, United Kingdom, Attention: Investor Relations.  Information regarding the identity of persons who may, under the Securities and Exchange Commission’s rules, be deemed to be participants in the solicitation of stockholders of Trikon in connection with the proposed merger transaction, and their interests in the solicitation, will be set forth in the proxy statement/prospectus that will be filed by Trikon with the Securities and Exchange Commission and are contained in the registration statement that has been filed by New Athletics with the Securities and Exchange Commission.

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